Exhibit 4

Baarerstrasse 14, 6300 Zug, Switzerland
www.coca-colahellenic.com

Coca-Cola HBC AG

Board of Director roles and Audit Committee

Zug, Switzerland — 24 June 2013 — Further to the announcements made by Coca-Cola HBC AG (“Coca-Cola HBC”) on 28 May 2013 and 20 June 2013 and the retirement of Kent Atkinson as a non-executive director at its extraordinary general meeting held on 19 June 2013 (“EGM”), Coca-Cola HBC today announces that its board of directors has appointed Sir Michael Llewellyn-Smith as Coca-Cola HBC’s Senior Independent Director and Nigel Macdonald as Chairman of the Audit Committee, to succeed Mr. Atkinson in these roles, with effect from 21 June 2013.

In addition, Stefan F. Heidenreich, who was elected as a non-executive director at Coca-Cola HBC’s EGM, has also been appointed to succeed Mr. Atkinson as a member of the Audit Committee, with effect from 21 June 2013.

This announcement is made pursuant to Listing Rule 9.6.11.

Enquiries

Coca-Cola Hellenic Group Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 email: dimitris.bakas@cchellenic.com

Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com

International media contact:

RLM Finsbury Guy Lamming Charles Chichester Philip Walters Charles O’ Brien	Tel: +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o’brien@rlmfinsbury.com

Greek media contact:

V+O Communications Mary Andreadi	Tel: +30 211 7501223 email: ma@vando.gr

About Coca-Cola Hellenic Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

Coca-Cola Hellenic Bottling Company SA, a subsidiary of Coca-Cola HBC, has shares listed on the Athens Exchange (ATHEX: EEEK) and American depositary shares, each representing one Coca-Cola Hellenic ordinary share, listed on the New York Stock Exchange (NYSE:OCCH).